EGPI Firecreek, Inc.

6564 Smoke Tree Lane

Scottsdale, Arizona 85253

 September 7, 2005

By Facsimile Transmission (202) 772-9368

Ms. Carmen Moncada-Terry

United States Securities and Exchange Commission

Mail Stop 7010, 450 Fifth Street, N.W.

Washington, D.C.  20549

Re:  EGPI Firecreek, Inc.

Registration Statement on Form SB-2 originally filed on

August 25, 2005

       File No.: 333-127827

Dear Ms. Moncada-Terry:

EGPI Firecreek, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday September 7, 2005, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission

September 7, 2005

Thank you in advance for your attention to this matter.

Very truly yours,

EGPI FIRECREEK, INC.

By: /s/ Dennis Alexander

       Name: Dennis Alexander

        Title: Chairman and CFO